Tyco International Ltd. Freier Platz 10 CH-8200 Schaffhausen Switzerland Tele: +41 52 633 02 44 Fax: +41 52 633 02 99

March 16, 2012

Ms. Cecilia Blye, Chief

Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C.  20549

RE:	Tyco International Ltd.
Form 10-K for the fiscal year ended September 30, 2011
Filed November 16, 2011
File No. 1-13836

Dear Ms. Blye:

This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated March 2, 2012 (the “Comment Letter”) regarding the above referenced Annual Report on Form 10-K of Tyco International Ltd. (referred to as “we,” the “Company” or “Tyco”) filed on November 16, 2011. In connection with this response, we acknowledge:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Set forth in the pages that follow are responses to the Staff’s comments, as set forth in the Comment Letter.  Should you have any questions concerning the accompanying materials, please contact Ms. Judith Reinsdorf, Executive Vice President and General Counsel of the Company at 609-720-4339.

Very truly yours,

/s/ Frank S. Sklarsky

Frank S. Sklarsky

Executive Vice President and Chief Financial Officer

Copies to:

Tyco International Ltd.

Carol A. Davidson, Senior Vice President, Controller and Chief Accounting Officer

Deloitte & Touche LLP

Chris Cooper, Partner

Gibson, Dunn & Crutcher LLP

Brian Lane, Partner

General

1.              We are aware of 2010 news articles reporting that an Iranian firm closely linked with Tehran’s nuclear program acquired special hardware for enriching uranium including valves and vacuum gauges made by a French company that you owned until December 2009. We also are aware of a January 2007 article reporting that your contract for representation by law firm Eversheds provides for it to engage local counsel in 27 jurisdictions where it does not have a presence, including Iran, and a LinkedIn entry for a person in Iran who lists his occupation as a Manager at Tyco International.

Iran is designated as a state sponsor of terrorism by the U.S. Department and State and is subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure about Iran. Please describe the nature and extent of your past, current, and anticipated contacts with Iran, whether through affiliates, subsidiaries, distributors, resellers, or other direct or indirect arrangements. For instance, we note a November 2008 news article reporting that UAE’s Technowave International has branch offices in countries including Iran and that it is an official distributor of Tyco Fire & Security. Describe any services, products or technology you have provided to Iran and any agreements, commercial arrangements, or other contacts you have had with the government of Iran or entities controlled by the government.

Response

The Company submits the following information to the Staff regarding its contacts with Iran, including the nature and extent of its past, current and anticipated contacts with Iran, whether through affiliates, subsidiaries, distributors, resellers, or other direct or indirect arrangements, and any services or products the Company has provided to Iran and any agreements, commercial arrangements, or other contacts the Company has had with the government of Iran or entities controlled by the government of Iran.

As of March 1, 2010, Tyco’s position with respect to trade with Iran has been (i) to prohibit all of its non-U.S. subsidiaries from taking any new orders or otherwise conducting new business in or with the country, including any entities or persons in Iran, either directly or indirectly, (ii) to wind-up as expeditiously as possible any outstanding orders existing on that date. Prior to March 1, 2010, Tyco’s non-U.S. subsidiaries were not prohibited from conducting business in Iran, although we believe the amount of such business that was actually conducted was immaterial to Tyco’s overall business.

Prior to March 1, 2010, sales of Tyco products into Iran primarily consisted of non-U.S.-origin valves, actuators and heat tracing products and related parts and services for the oil and gas industry, and, to a lesser extent, fire detection and suppression systems, other fire protection products, life safety products and security products.  These sales were made through the submission of purchase orders directly to our non-U.S. subsidiaries, or through third-party distributors or resellers that subsequently sold the products into Iran. In certain instances, our non-U.S. subsidiaries would enter into contracts governing the sale, installation and service of these products in facilities located in Iran. To our knowledge, a limited number of sales were made to entities controlled by the government of Iran, specifically the National Iranian Oil Company.

We do not now maintain, nor have we in at least the past five years maintained, any physical presence in Iran, whether through affiliates, employees or subsidiaries. We do not have any record of an employee currently located in Iran. We have investigated the LinkedIn entry cited by the Staff and have determined that no such person is either employed by or represents Tyco in Iran. We do not have any knowledge of the person who has posted this LinkedIn entry. Also, the January 2007 article cited by the Staff refers to the engagement of the law firm Saba & Co. on our behalf, which has been retained solely to protect the potential misappropriation of our intellectual property rights from entities in Iran, as permitted by Section 560.509 of the Iran Transaction Regulations administered by the Office of Foreign Assets Control (31 CFR §560.509). Further, we have investigated and confirmed that the firm Technowave International (which is an authorized distributor of our Sensormatic anti-theft products used by retailers) has not sold any of our products into Iran in at least the past ten years.

Regarding the January 2010 Wall Street Journal article cited by the Staff, we note that we reviewed the suggestions made in the article, and have not been able to find any basis for these suggestions. We have no knowledge that any materials produced by our former subsidiary ended up in Iran (the subsidiary was sold in December 2009). Similarly in news accounts, the buyer of the business has stated that he has no knowledge of this happening.

As noted above, on March 1, 2010, Tyco updated its position with respect to Iran (among other sanctioned countries) to prohibit all of its non-U.S. subsidiaries from conducting any new business in or with Iran, including any entities or persons in Iran, either directly or indirectly.(1) As a result, as of March 1, 2010, all of Tyco’s subsidiaries are prohibited from accepting any new orders from any customer (or end-user) that is located or organized in Iran, or affiliated with the Iranian government. As part of the position update, it has been mandated that all existing contracts from Iran be completed as expeditiously as possible, that any contracts with Iranian entities be terminated as soon as possible (including renewable or evergreen contracts), and that all bids pending on such date be withdrawn. Tyco’s international trade compliance program prohibits its businesses from selling any products or services into Iran through agents, resellers or distributors and requires that employees know who the end user of a product is, what its end use is and where the end destination is.

Revenue associated with Iran subsequent to March 1, 2010 has primarily been of two types: (1) the fulfillment of orders that were placed prior to March 1, 2010, and (2) the fulfillment of orders that were in place prior to the date on which we acquired a company. The approximate revenue associated with all transactions with entities located in or associated with Iran during our fiscal years 2011, 2010 and 2009 was $1.7 million, $10.4 million and $8.1 million, respectively.  During the first quarter of our fiscal 2012, a total of approximately $2.6 million of sales have been made into Iran.

(1)  As described below, exceptions may be made on a case-by-case basis in the event that we acquire a business that has outstanding orders with entities in Iran.

 As of March 2, 2012, the amount of backlog related to Iran for all of Tyco was approximately $60 million. Of this amount, approximately $6.3 million related to orders placed prior to March 1, 2010, with the remainder related to orders that we acquired in connection with two acquisitions in fiscal 2011. We anticipate filling all orders related to this outstanding backlog prior to this calendar year end.

Once we have completed shipping and have received payment for the products related to the above mentioned backlog, we do not anticipate having any contacts with, or doing any business with, any entity located or organized in Iran or associated with the Iranian government.

2.              We note disclosure on page 18 that some of your products are dual use products. Please tell us whether any of the products or services underlying contacts with Iran described in the foregoing comment are dual use products or are otherwise on the U.S. Department of Commerce’s Commerce Control List.

Response

To the best of our knowledge, since the beginning of fiscal 2009 there have been only eight sales into Iran of products that appear on the U.S. Department of Commerce’s Commerce Control List, totaling an aggregate of approximately $3.4 million. The sales were for stainless and carbon steel safety relief, butterfly and ball valves and related pneumatic actuators and positioners. The last such sale occurred in November 2009. We confirm that each of these sales was reviewed by external counsel in accordance with our trade compliance program and deemed not to be prohibited under applicable U.S. law. None of the products that are currently in the backlog described above appear on the aforementioned Commerce Control List.

3.              Please discuss the materiality of your contacts with Iran described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

Response

We do not believe that our past or current operations in Iran represent a material investment risk for our security holders. In making this determination, we considered the quantitative factors and qualitative factors that we believe a reasonable investor would find important in making an investment decision.

First, as a quantitative matter, the amount of revenue generated by activities related to Iran is clearly insignificant, representing no more than 0.06% of revenue in any period. We do not now have, nor have we had over at least the past five years, any fixed assets in Iran. Any liabilities associated with sales to Iran have similarly been de minimis.

With respect to qualitative factors, we note that we have designed our compliance programs to comply with the requirements of U.S. laws and regulations specifically as they relate to sanctioned countries. We believe that these programs are robust. For at least the past five years, our policy has required that every proposed transaction with a sanctioned country be subject to review by external legal counsel, which includes the submission of a transaction questionnaire listing detailed answers to 24 comprehensive questions regarding the goods involved (origin, value, inventory turns) and the entities and people involved. Our personnel receive extensive training regarding the use of this system and are encouraged to contact one of the various International Trade Counsel Officers that we employ should there be any questions.

We are aware that various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Based on a review of our top 50 shareholders, we do not believe that any state or municipal institution holds a significant amount of our shares, either individually or in the aggregate. Even if they did, we believe that the level of activity would not likely be of concern to them. For example, we direct you to the Massachusetts Iran Divestment Act enacted August 4, 2010. The bill provides that a company considered to be doing business with Iran is one that knowingly provides goods or services deployed to develop petroleum resources in Iran and has knowingly made an investment in Iran of at least $20 million in any one-year period that directly or significantly contributes to the enhancement of Iran’s ability to develop its petroleum resources.  Over the past three fiscal years, we have not come close to the $20 million threshold. With respect to our backlog, the great bulk of orders pre-existed our ownership, and the business with Iran is in “run-off,” meaning that no new orders are being accepted.

As the Staff is well aware, the Supreme Court standard for materiality, as espoused in TSC Industries v. Northway, 426 US 438, 450 (1976), is one involving the reasonable investor.  We do not believe that there is a “substantial likelihood that a reasonable person would consider it important” in making an investment decision, given the very small impact of this business.  We do not think it alters the “total mix” of information as it is so minor, in run-off and fully compliant with the law. Moreover, we are unaware of any investor interest in this subject at our company. There have been no investor inquiries since the Wall Street Journal article was published. We do not believe that a disclosure would have a meaningful impact on our share price, nor on the need for a significant amount of our shareholder base to divest their holdings.  As such, this information is immaterial to our investors.